Confidential Treatment Requested

by Inotek Pharmaceuticals Corporation

ITEK-0001

Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 26, 2014

FOIA Confidential Treatment Request

The entity requesting confidential treatment is

Inotek Pharmaceuticals Corporation

131 Hartwell Avenue, Suite 105

Lexington, Massachusetts 02421

Attn: David P. Southwell, President and Chief Executive Officer

Telephone: (781) 676-2100

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E. Washington, D.C. 20549

Attention: Austin Stephenson

Re:	Inotek Pharmaceuticals Corporation
Registration Statement on Form S-1
Filed November 21, 2014
CIK No. 0001281895

Dear Mr. Stephenson:

Rule 83 Confidential Treatment Request by Inotek Pharmaceuticals Corporation

This letter is being supplementally furnished on behalf of Inotek Pharmaceuticals Corporation (the “Company”) and in connection with the submission of the Company’s

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION

Mr. Stephenson	Confidential Treatment Requested
United States Securities and Exchange Commission	by Inotek Pharmaceuticals Corporation
November 26, 2014	ITEK-0002
Page 2

response letter dated November 26, 2014 (the “Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated November 25, 2014 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-199859) (the “Registration Statement”) that was filed with the Commission on November 21, 2014, we submit this supplemental letter to further address comment 2 of the Comment Letter.

Discussion of Estimated Price Range

The Company supplementally advises the Staff that since the letter provided to the Staff on November 21, 2014 (the “Letter”), based on consultations with the managing underwriters in the Company’s initial public offering (the “IPO”), if the marketing of the IPO were to commence today, the Company’s present view is that the estimated offering range would be revised lower from that previously indicated in the Letter to be between $[***] and $[***] per share. The Company has lowered the estimated offering range based on valuation feedback it has received from prospective investors the Company has met in testing the waters meetings.

The midpoint of the estimated price range for the offering of $[***] per share (the “Midpoint Price”) exceeds the fair value of the Company’s common stock of $[***] per share as of June 30, 2014 (the “June Valuation Price”) and $[***] per share as of September 30, 2014 (the “September Valuation Price” and together with the June Valuation Price, the “Valuation Prices”), by $[***] and $[***] per share, respectively. The Company respectfully submits that the differences between the Valuation Prices and the Midpoint Price are primarily attributable to the fact that the methodology applied for determining the Valuation Prices incorporated multiple probability-weighted liquidity scenarios and inherently decreases the estimated fair value per share due to the combination of (i) the mix of other expected business equity values discounted for their future value and (ii) the application of a discount for lack of marketability. The Company’s valuations utilize, among other methods, a discounted cash flow model to determine the value of the Company. The discounted cash flow model considers the risk profile of the Company, which will decrease as the Company gets closer to a liquidity event. In contrast, the Midpoint Price assumes with 100% probability that the Company completes an IPO and the Company’s preferred stock will be converted into common stock during the fourth quarter of 2014. Additionally, the Midpoint Price assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability as an active trading market for the common stock will exist following the IPO. As a result, the Midpoint Price was not impacted by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability.

In each of the June 30, 2014 valuation report (the “June Valuation Report”) and September 30, 2014 valuation report (the “September Valuation Report” and together with the June Valuation report, the “Valuation Reports”), a probability weighting of 30% was assigned to the IPO scenario. The Valuation Reports also utilized other probability weighted liquidity

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION

Mr. Stephenson	Confidential Treatment Requested
United States Securities and Exchange Commission	by Inotek Pharmaceuticals Corporation
November 26, 2014	ITEK-0003
Page 3

event scenarios in which liquidation preferences of the Company’s preferred stockholders would remain in effect resulting in a reduced value assumed for common stock. The Company respectfully submits that the IPO scenario resulted in a higher fair value per share determination of per share price of $[***] in the June Valuation Report and $[***] in the September Valuation Report before any discount for lack of marketability as compared to the other liquidity event scenarios because under the IPO scenarios, the Company’s preferred stock would convert into common stock in connection with the offering and, therefore, the liquidation preferences of the preferred stock would be eliminated upon the completion of the offering.

The Company believes that the remaining difference between the Valuation Prices and the Midpoint Price is attributed to the fact that the Valuation Reports utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price that they are willing to pay in the IPO. Also, other factors may have an impact, such as the inherent uncertainty of completing an IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the Company’s underwriters.

The Company has provided the anticipated price range above without giving effect to a reverse split of the Company’s capital stock that is expected to be effected prior to the IPO, and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. The Company advises the Staff that it has revised the expected reverse stock split and now expects to effect a one-for-[***] reverse stock split. For clarity, however, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the IPO, the Company and the underwriters have not yet finally agreed to a price range for the IPO and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above. Accordingly, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the IPO. We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the IPO, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Determining the Probability Weighted Scenarios and the Discount for Lack of Marketability

As previously discussed in the Letter, the Company’s board of directors determined that the fair value of its common stock based on several factors, including the results of a third-party valuation performed as of that date. That valuation analysis, used a probability-weighted expected return method to analyze the present value of the returns afforded to stockholders under

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION

Mr. Stephenson	Confidential Treatment Requested
United States Securities and Exchange Commission	by Inotek Pharmaceuticals Corporation
November 26, 2014	ITEK-0004
Page 4

each of three possible future scenarios for the Company: (i) an IPO (30% probability), (ii) a M&A transaction(20% probability), or (iii) continued operations as a private company or dissolution (50% probability and reflecting a failed Phase 2 trial). The Company determined that the probabilities for the three possible future scenarios were appropriate because without product-supporting results from the Company’s Phase 2 trial, the Company believed it would be unable to proceed with an IPO or M&A transaction. The Phase 2 trial was in progress at June 30, 2014 and September 30, 2014. The Company acknowledges that between June 30, 2014 and September 30, 2014, certain events occurred such as hiring a Chief Executive Officer, engaging investment bankers, filing a draft registration statement, all in preparation of an IPO. However, the Company continued to consider the receipt of positive Phase 2 data as a key event to successfully complete an IPO or a M&A transaction. The Company did not have any data from the Phase 2 trial at June 30, 2014 and September 30, 2014. The combined probabilities the Company assigned to an IPO and a M&A transaction of the Company of 50% exceeded the industry average of positive Phase 2 trials of approximately 30%.

In addition the Company suppementally advises the Staff that the discount for lack of marketability it used in determining the fair value of its common stock was [***] as of June 30, 2014 and [***] as of September 30, 2014. In determining the appropriate discount for lack of marketability, the Company referred to numerous restricted stock studies relative to marketability discounts. In addition the Company examined various quantitative methodologies such as Protective Put and Asian put models to further support the selected discounts for lack of marketability. The lower marketability discount as of September 30, 2014 reflects the Company’s expected shorter time to liquidity as a result of both the passage of time and an accelerated timeline established by the Company in response to the receipt of the Phase 2 data. As the Company approaches an IPO, the marketability discount further decreases and leads to a higher Company valuation, as discussed with the managing underwriters in the IPO.

Inotek Pharmaceuticals Corporation respectfully requests that the information contained in this letter be treated as confidential information and that the Commission provide timely notice to David P. Southwell, Chief Executive Officer, Inotek Pharmaceuticals Corporation, 131 Hartwell Avenue, Suite 105, Lexington, Massachusetts 02421, before it permits any disclosure of the bracketed information in this letter.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act, once the

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION

Mr. Stephenson	Confidential Treatment Requested
United States Securities and Exchange Commission	by Inotek Pharmaceuticals Corporation
November 26, 2014	ITEK-0005
Page 5

Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

*******

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 813-8853.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor

Enclosures

cc:	David P. Southwell, Inotek Pharmaceuticals Corporation
Mitchell S. Bloom, Goodwin Procter LLP

FOIA CONFIDENTIAL TREATMENT REQUESTED BY INOTEK PHARMACEUTICALS CORPORATION